EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
Consolidated pretax income	$1,822.8	$2,941.9	$3,261.7	$3,457.7	$3,506.9	$3,858.7

Interest	166.0	162.9	121.9	140.0	253.3	225.4

Less interest capitalized during the period	(105.1)	(111.3)	(60.9)	(60.3)	(61.5)	(43.1)

Earnings	$1,883.7	$2,993.5	$3,322.7	$3,537.4	$3,698.7	$4,041.0

Fixed charges	$166.0	$162.9	$121.9	$140.0	$253.3	$225.4

Ratio of earnings to fixed charges	11.3	18.4	27.3	25.3	14.6	17.9